                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Royal Vendex KBB N.V.

   (Last)  (First)  (Middle)
   De Klencke 6, NL-1083
   Postbus 7997, 1008 AD

   (Street)
   Amsterdam, The Netherlands

   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol

   FAO, Inc. / FAOO

3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)



4. Statement for Month/Year

   03/02

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   / / Director                            /X/ 10% Owner
   / / Officer (give title below)          / / Other (specify below)

   Chief Executive Officer and President

7. Individual or Joint/Group Reporting (Check Applicable Line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------
Common Stock                   03/26/02      C              5,000,000    A      $0        5,000,000       I(1)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Series H Contingent
Convertible Preferred Stock                  $0(2)      03/26/02    C(3)                           20,000       N/A         N/A





                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------
Series H Contingent                    Common
Convertible Preferred Stock            Stock               5,000,000        $0              0             I

Explanation of Responses:

(1) Royal Vendex KBB N.V. is the reporting person in this Form 4. KBB Retail U.S.A., Inc., a Delaware corporation, is a wholly owned subsidiary of Royal Vendex KBB N.V. Quality Fulfillment Services, Inc., a Virginia corporation ("QFS"), and F.A.O. Services, Inc., a Delaware corporation, are wholly owned subsidiaries of KBB Retail U.S.A., Inc. KBB Retail Assets Corp., a New York corporation ("KBB") is a wholly owned subsidiary of F.A.O. Services, Inc. Prior to the automatic conversion on March 26, 2002, QFS was the record holder 1,000 shares of Series H Contingent Convertible Preferred shares of Issuer and KBB was the record holder of 19,000 shares of Series H Contingent Convertible Preferred shares of Issuer.

(2) The Series H Contingent Convertible Preferred shares indirectly held by Royal Vendex KBB N.V. converted at a fixed ratio of 250 shares of common stock per share of preferred.

(3) The Series H Contingent Convertible Preferred Stock indirectly owned by Royal Vendex KBB N.V. as discussed in note 1 automatically converted upon the approval by Issuer's shareholders of an increase in its authorized shares and the conversion of all other outstanding series of convertible preferred stock of


        /s/ Marcel Smits                             4/20/02
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date
By: Marcel Smits, CFO


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.